China Yuchai International Enters into Joint Venture with Geely and Yinlun
— Enters Chinese Passenger Vehicle Market —
Singapore, Singapore, February 25, 2008 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), has entered into an Equity Joint Venture Agreement with Zhejiang Geely Holding Group Co., Ltd. (“Geely”) and Zhejiang Yinlun Machinery Co, Limited (“Yinlun”), to form two joint venture companies in Tiantai, Zhejiang Province and Jining, Shandong Province.
The joint venture companies (“JV Cos”) will be primarily engaged in the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. The main product is a 4D2.0L diesel engine and the technology for this new diesel engine will be purchased by the JV Cos from Geely subject to certain specified design technology standards being met. Geely will develop the first generation prototype of the diesel engine and will purchase all its requirements from the JV Cos provided the conditions of quality, price and production capacity are met. The JV Cos will be responsible to continue the development of this technology and diesel engine to commercial fruition including Euro-5 certification to meet China’s evolving emission standards. The total design production capacity of both JV Cos will be 300,000 diesel units, with each joint venture company starting with a capacity for 50,000 diesel engine units and then adding capacity to reach 150,000 units annually.
Yuchai will be the controlling shareholder with 52 percent in both JV Cos and is responsible for the establishment of the JV Cos, construction of production facilities and provision of engine parts to the JV Cos. Geely and Yinlun with a 30 percent and 18 percent shareholding respectively in both JV Cos, are responsible for procuring all basic supplies and local government support for the projects.
In the first 11 months of 2007, Geely was ranked as the 8th largest automaker in China with nearly 200,000 cars sold. During this period, total number of passenger vehicles powered by 1.6L to 2.0L engine sold in the entire China market reached approximately 1.4 million units, reflecting a robust 58% year-over-year growth.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com/dchen@hfgcg.com